Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE INCREASES ANNUAL CASH DIVIDEND BY 50%;

MEADOWBANK GOLD RESERVES INCREASE BY 20%;

GOLD PRODUCTION GROWTH FULLY FUNDED AND ON SCHEDULE

Toronto (December 10, 2007) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) is pleased to announce that its Board of Directors has approved the payment of a cash dividend of $0.18 per common share, 50% higher than the dividend paid in 2007.  The dividend will be paid on March 28, 2008 to shareholders of record as of March 14, 2008.  Agnico-Eagle has now declared a dividend to its shareholders for 26 consecutive years.

Due to a successful summer drilling program, the gold reserves at the Meadowbank project continue to grow.  The Company is announcing an increase of 20% in probable gold reserves, or almost 600,000 ounces to 3.5 million ounces from 27.7 million tonnes grading 3.9 grams per tonne.  Additionally, the Company is announcing that the Meadowbank project has been accelerated by six months and is now expected to begin production in January 2010.

“Over the next two years, we plan to bring five new gold mines into production while continuing to add to our gold reserves.  During this expansion period, we have also been able to increase our dividend”, said Sean Boyd, Vice Chairman and CEO.  “Despite higher anticipated US dollar construction expenditures, due largely to US dollar weakness and further scope changes to one of our major projects, our large cash position, expected cash flow and available credit facility will allow us to fund our growth without the need for equity financing” added Mr. Boyd.

Highlights of this corporate update include:

•                  A 50% increase in the 2008 dividend to $0.18 per share

•                  A 20% increase in gold reserves at Meadowbank to 3.5 million ounces increasing the mine life by one year and Agnico-Eagle’s total gold reserves to 16.3 million ounces

•                  Annual payable gold production(1) to increase over five-fold to approximately 1.4 million ounces by 2011 with total cash cost per ounce(2) expected to be approximately $200

•                  Steady state gold production expected to average 1.3 million ounces from 2010 to 2017 with total cash operating costs expected to be approximately $250 per ounce

(1)                                  Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)                                  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of historical total cash costs per ounce to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and 20-F, as filed.

•                  Exploration upside intact with over $65 million of exploration expenditures budgeted in 2008 towards 270,000 meters of drilling as the Company targets 18 to 20 million ounces of gold reserves within the next 15 months

•                  An agreement with its syndicate of lenders to refinance its currently secured facility with a $300 million unsecured five year revolving credit facility

Low Cost Gold Production Growth On Schedule

The Company today is announcing its production and cost guidance for 2008.  Payable gold production is expected to total approximately 360,000 ounces, up approximately 50% from the expected level in 2007 as two new gold mines are expected to be commissioned during 2008.  Total cash costs per ounce are expected to average under $50, as good cost control and strong byproduct pricing are expected to continue to contribute to one of the lowest unit costs in the gold industry.

With the planned startup of Goldex (100% owned, western Quebec) in April 2008 and the planned startup of Kittila (100% owned, northern Finland) in September 2008, Agnico-Eagle is taking the first steps towards achieving growth in gold production which is expected to see it achieve steady state gold production of approximately 1.3 million ounces per year over the period of 2010 through 2017 with total cash costs estimated to be approximately $250 per ounce.  This level of costs would be expected to place Agnico-Eagle in the lowest decile among gold producers globally.

Estimated Payable Gold Production* (000’s ounces)	2008	2009	2010	2011	2012-2017 Average

LaRonde	216	206	184	210	381
Meadowbank	—	—	438	474	351
Goldex	93	174	174	174	161
Lapa	—	77	144	146	88
Kittila	50	135	161	172	150
Pinos Altos	—	91	232	234	185
	358	682	1,333	1,410	1,317

*                                         metal amounts by mine have been rounded to the nearest thousand

Estimated Total Cash Costs ($/oz)*	2008	2009	2010	2011	2012-2017 Average

LaRonde	(189)	(189)	(162)	15	191
Meadowbank	—	—	211	235	312
Goldex	401	262	209	219	227
Lapa	—	438	289	264	281
Kittila	338	307	273	261	299
Pinos Altos	—	355	142	152	213
Weighted Average	48	167	163	193	249

*                                         Total cash costs for all years were calculated using the following trailing 3-year average metals prices and exchange rates and include royalties where applicable:

Base Case Assumptions
Silver ($/oz)	10.55
Zinc ($/tonne)	2,596
Copper ($/tonne)	5,628
C$/US$	1.146
US$/Euro	1.288

Agnico-Eagle remains fully financed for its gold growth program which is expected to see the startup of five new gold projects, beginning with Goldex in the second quarter of 2008.  The Company currently has approximately $480 million in cash and equivalents, strong cash provided by operating activities from LaRonde ($226 million in 2006 and $186 million for the first nine months of 2007), and substantially undrawn bank lines of $300 million.

Excellent Cost Control On Project Development

Over the years 2008 to 2010, Agnico-Eagle’s current estimate to complete its capital projects is $880 million.  The increase in capital expenditures versus the previous estimate of approximately $735 million is primarily due to foreign exchange and changes in scope.  The following table presents the approximate variance from the previous estimate by factor:

2008-2010 Capital Expenditures ($, millions)

Previous estimate	735
Currency impact	80
Additional scope changes	45
General cost escalation	20
Current estimate	880
Sustaining	55
Total	935

The original feasibility studies contemplated C$/US$ rates as high as 1.30 and US$/Euro rates as low as 1.20.  Currency remains the factor to which the Company’s operating and capital costs are most sensitive.  However, in spite of the negative impact of the relative decline in the US dollar, each of Agnico-Eagle’s mine projects is expected to demonstrate improved returns versus their feasibility studies as a result of the increased gold price, and improved production profiles in the case of Pinos Altos and Meadowbank.

At Pinos Altos, scope changes comprise $40 million related to a previously announced 21% increase in gold reserve ounces (see press release August 9, 2007).  The remaining $5 million is related to the purchase of capital equipment at Kittila.  General cost escalation has been experienced at Lapa ($20 million) due largely to the additional development required to access the orezones which have been more lenticular than expected.  The grade, tonnes and in-situ gold ounces remain unchanged.

The specific project expenditures for 2008 are presented in the following table.  The exploration expenditures are expected to be the highest in the Company’s history as several of the properties are believed to have significant exploration upside.

	Capital Budget	Exploration
2008 Capital and Exploration Expenditures ($, 000’s)		Capitalized	Expensed

LaRonde Sustaining	30,262	3,165
LaRonde Extension	34,972
Meadowbank	173,995	9,517
Goldex	22,571	2,377
Lapa	77,766	226
Kittila	88,623	6,955
Pinos Altos	126,015	13,894
Exploration and Evaluations			29,339

Total	554,204	36,134	29,339

The following link may be pasted into a web browser for more detailed information on the capital expenditures by project, by year.

http://www.agnico-eagle.com/files/CapitalExpenditures.pdf

LaRonde To Continue To Provide Strong Foundation

In 2008, payable gold production at LaRonde is expected to decline to approximately 215,000 ounces, as gold grades are scheduled to be lower during the year.  Minesite costs per tonne at LaRonde are expected to rise slightly to approximately C$66 per tonne, from the expected level of C$65 per tonne in 2007, due to general inflation.  This reflects the success that the employees at LaRonde have had in controlling costs via economies of scale, efficiency and optimization efforts.  Also contributing were the finalization of long-term contracts with suppliers and the stable energy costs in Quebec.  Total cash costs at LaRonde are expected to be approximately minus $189 per ounce assuming three year average byproduct prices and C$/US$ exchange rates.  Byproduct production is expected to be at similar levels to recent years, as presented in the table found with the following link.

Also presented is more detailed data on the LaRonde mine, including projections of tonnes, grades, mill recoveries, payable metal production, local currency minesite cost per tonne and total cash cost per ounce.  Life of mine total cash costs are expected to average $150 per ounce, with average gold production of 340,000 ounces annually.  To date, the Company has invested $40 million on the LaRonde Extension project.  A further $185 million is projected to its anticipated completion in early 2012.

http://www.agnico-eagle.com/files/LaRondeOperationsSummary.pdf

During 2008, the exploration focus will be on drilling the massive sulphide structure to the west of the orebody (below the Bousquet infrastructure) from the 215 Exploration drift.  Additionally, from Level 86, a geophysical target to the east of the orebody will be drilled as a resumption of the program on the El Coco property.  Approximately $3 million will be spent on exploration drilling during 2008.

Goldex On Budget, Production To Begin Ahead Of Schedule

The Goldex mine is expected to be completed on budget and is expected to begin production in April 2008, approximately two months ahead of schedule.  The mine is anticipated to produce approximately 90,000 ounces of gold in 2008 at estimated initial total cash costs per ounce of approximately $400.  This higher cost is a result of the lower grades mined during the initial ramp up.  The low grade material is largely stockpiled development ore.  Minelife total cash costs are estimated to be approximately $230 per ounce with average gold production of approximately 175,000 ounces annually.  To date, $160 million has been invested at Goldex, with a further $23 million expected to be invested by completion.

http://www.agnico-eagle.com/files/GoldexOperationsSummary.pdf

In 2008, the exploration focus at Goldex will be drilling the zone downtrend to the east of the orebody.  Also, a small program of five drill holes is planned to drill to the west of the orebody targeting the South zone which, historically, has yielded high-grade gold assays.  More than $2 million is expected to be invested in exploration at Goldex during 2008.

Kittila To Become Europe’s Largest Producing Gold Mine

The Kittila mine is expected to begin production, on schedule, in September 2008 with initial gold production estimated to be 50,000 ounces at total cash costs estimated at $338 per ounce during the year.  Life of mine total cash costs are estimated to be approximately $300 per ounce with anticipated average gold production of approximately 150,000 ounces annually.  To date, $100 million has been invested at Kittila, with $90 million projected to be invested prior to completion in the third quarter of 2008.

http://www.agnico-eagle.com/files/KittilaOperationsSummary.pdf

The Kittila deposit remains open at depth and along strike.  One of the thickest and richest drill holes to date was completed in 2007.  This hole (SUBH07003: 8.3 g/t gold over 15.1 metres true thickness, previously released) intersected the main Suuri deposit at a depth of approximately 1,000 metres, or 400 metres below the current reserves.  This area continues to be the focus of exploration with drilling from surface using two drills.  Additionally, surface drilling continues to focus on targets along the 25 kilometres strike length of mineralization on the mining lease.  Underground drilling from the new underground decline will begin this month and will focus on definition of the Roura and Main zones.  Also, two additional surface drills will begin resource conversion and definition of the Main zone at depth in the new year.

The large 6,000 hectare property position that contains the Kittila deposit is still in the early stages of exploration, with numerous targets of interest scheduled for exploration in 2008.  The focus of the program will be the Kuotko (drilling), Paha (induced polarization (IP) surveys and drilling) and Hako zones (drilling) to the north of the mining lease area.  Approximately $7 million is expected to be invested in exploration in 2008.

Lapa Shaft Complete, Lateral Development Underway

The 100% owned Lapa project, located just 11 kilometres east of LaRonde in northwestern Quebec, is anticipated to begin production by mid-year 2009.  The mine is expected to produce an average of 125,000 ounces of gold per year over a seven year mine life with average total cash costs of $300 per ounce.

The production shaft was completed in early October to a final depth of 1,369 metres.  Lateral development is now underway as is the “Lapa Circuit” at LaRonde, where the ore will be processed.  To date, $45 million has been invested at Lapa, with a further $120 million projected to be required to completion.

http://www.agnico-eagle.com/files/LapaOperationsSummary.pdf

The exploration focus at Lapa in 2008 will be on the deeper regions to the east of the orebody, as the zones are trending in that direction.  Approximately $0.2 million is expected to be invested in exploration during the year, as the driving of priority lateral development for production will limit the access for diamond drilling during the year.

Pinos Altos Economics Continue To Improve

The 100% owned Pinos Altos project, located in the state of Chihuahua in northern Mexico, is also expected to begin production by mid-year 2009.  The mine is expected to produce an average of 190,000 ounces of gold per year over a 12 year mine life.  Total cash costs are expected to average $210 per ounce over these years.

The production plan has been updated with the increase in reserves.  As a result, over the minelife, payable gold production is expected to increase 29% and payable silver production is expected to increase 42%.  To date, $30 million has been invested at Pinos Altos, with $200 million projected to completion in mid-2009.

http://www.agnico-eagle.com/files/PinosAltosOperationsSummary.pdf

Drilling on the main Santo Nino and Cerro Colorado zones is expected to be the exploration focus during the year, inside the mining lease area.  The underground decline has provided better access to test for extensions in these zones.  Five drill rigs will be active on these zones in 2008 with total expenditures likely to be approximately $14 million.  Currently, two underground diamond drills are mobilized and underground drilling for deeper targets began this month.  Development work on the underground production ramp at Pinos Altos has also been started.

All the necessary land agreements with the four local ejidos are in place.  Negotiations for additional surface rights with the underlying royalty holder are ongoing.  If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study will be implemented.

New Mascota Gold Zone Continues To Develop On Pinos Altos Property

Approximately seven kilometres to the northeast of Pinos Altos’ Santo Nino zone is the new Mascota zone.  Drilling began on this shallow deposit in 2007 and an initial resource estimate is expected to be released in February 2008.  The focus of the exploration will be to extend the Mascota zone to the north and west.  To this end, new roads are being built to allow better access and exploration in this developing gold region.

Meadowbank Start Up Now Anticipated In Early 2010

At the 100% owned Meadowbank project in Nunavut, Canada, construction of the mine is underway with a 110 kilometre all season road to the site nearly complete.  Gold production is now scheduled to begin at the beginning of January 2010, approximately six months before previously anticipated.  Recent deliveries to the site include materials for the construction of the cement plant and approximately 25% of the mining fleet.  Recently completed work includes construction of the permanent camp and erection of the fuel tank farm at Baker Lake.  The construction of the mill foundations is underway.  To date, $110 million has been invested at Meadowbank, with $280 million projected to completion in early 2010.

The mine is expected to produce an average of 360,000 ounces of gold per year over a nine year minelife.  Total cash costs are expected to average $300 per ounce over these years.

http://www.agnico-eagle.com/files/MeadowbankOperationsSummary.pdf

Approximately 600,000 ounces were converted from resource to reserve in the recent drilling season.  This 20% increase to probable gold reserves resulted in the total rising to 3.5 million ounces.  The majority of the ounces were converted from drilling within the revised and updated pit envelopes.  The new reserves also include recently converted resources from the Cannu zone.

The focus of exploration in 2008 will be to extend the Portage and Goose Island zones to the south, the Cannu zone to the north, and the Goose South zone at depth.  It is expected that approximately $10 million will be spent on this exploration program in 2008.

In this developing gold district, Agnico-Eagle has already discovered new gold mineralization along strike to the north of the main Portage zone.  Approximately seven kilometres to the north is mineralization including the Vault deposit and a further four kilometres northeast is the new Marge Bay gold occurrence.  Additionally, surface programs will be executed to follow up on the successful summer exploration program which resulted in the discovery of several base metals showings on the eastern and western sides of the property.

Bank Credit Facility Extended

Subject to the execution of definitive documentation, the Company has agreed with a syndicate of lenders to extended its $300 million bank credit facility a further five years to December 31, 2012, and to convert the facility from secured to unsecured.  The current facility remains substantially undrawn.  The extended credit facility will be provided by a syndicate of lenders led by Scotia Capital and Societe Generale, and including Toronto Dominion Bank, National Bank of Canada, N M Rothschild & Sons, and Bank of Montreal.

Shareholders Can Reinvest Dividends In Shares At A Discount

Under the Company’s Dividend Reinvestment Plan, shareholders will have the opportunity to reinvest their dividends, commission-free, in shares of Agnico-Eagle, at 95% of the Average Market Price.  Individual shareholders can also make optional cash payments of up to $20,000 to purchase additional shares, commission-free, at the same price.  Shareholders can obtain details of the Plan from the Company or via the internet by copying the following link into a browser.

http://www.agnico-eagle.com/files/DividendReinvestmentPlan.pdf

Forward-Looking Statements

The information in this press release has been prepared as at December 10, 2007.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws.  When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, minesite costs per tonne, total cash costs per ounce and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the expected growth of the Company’s business; the Company’s goal to increase its mineral reserves, resources, and dividends as its business grows, and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 26 consecutive years.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Meadowbank Detailed Mineral Reserve and Resource Data

Category	Au(g/t)	Au (000’s oz.)	Tonnes (000’s)
Total Probable Mineral Reserves	3.90	3,475	27,676

Category	Au(g/t)	Au (000’s oz.)	Tonnes (000’s)
Total Indicated Resource	1.64	543	10,321

Category and Zone	Au(g/t)	Au (000’s oz.)	Tonnes (000’s)
Total Inferred Resource	4.55	442	3,023

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Mineral reserves are separate from resources. The effective date of the Meadowbank mineral resources and reserves is November 12, 2007. Inferred Resource includes PDF deposit.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the November 12, 2007 Meadowbank mineral reserves and resources estimate reported by the Company were based on three-year average prices for the period ending September 30, 2007, of $553 per ounce gold, and $C/US$  exchange rate of 1.16.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Daniel Racine, P.Eng. Ing., Vice-president Operations, a Qualified Person under the Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”), has supervised revisions to the operating and capital cost estimates, and production forecasts prepared by each of the Company’s divisions.  Alain Blackburn, Ing., Senior Vice-president Exploration, also a Qualified Person under NI 43-101, has reviewed the exploration information reported in this press release.

The Qualified Person responsible for the Meadowbank mineral resource estimate (except for PDF) is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is November 12, 2007. Except for some differences in the key assumptions (namely, a $553 per ounce gold, a $C/US$ exchange rate of 1.16, and a resource cut-off grade of 1.0 gram per tonne gold over a minimum thickness of 4.0 metres) the parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005.

The PDF deposit resource estimates (Aug. 2000) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000). James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101. PDF deposit resources are not included in the feasibility study of the Meadowbank project.

The Meadowbank open pit mineral reserves have been prepared in accordance with NI 43-101; the open pit reserves were derived from the measured and indicated mineral resource model using a cut-off gold grade of 1.5 grams per tonne. Pierre Matte, Ing., Principal Engineer Mining for the Company’s Technical Services Group, Abitibi Regional Office, and Martin Bergeron Ing., General Manager fro the Company’s Meadowbank mining project, and Paul-Henri Girard, General Manager Technical Services are the Qualified Persons who supervised the preparation of the stated reserves which were based on revisions of the operating and capital cost estimates contained in the Technical Report describing Meadowbank Feasibility study which was disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005.

The PDF deposit resource estimates (Aug. 2000) were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000). James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101. PDF deposit resources are not included in the feasibility study of the Meadowbank project.

Required information for the Meadowbank project that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2, 3.3 and 3.4 can be found either in the Technical Report filed by Cumberland Resources Ltd. on SEDAR on March 1, 2004, or in press releases filed by Cumberland Resources Ltd on December 12, 2005 and January 17, 2007. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Meadowbank mineral resources or mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States. The estimates presented herein are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold during 2008 and beyond and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Canadian Securities Administrators and the SEC.